SEC Mail Processing
Section

FEB 2 8 2008

Washington, DC
112

mk

[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08027534

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47036

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JBS LIBERTY SECURITIES, INC.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8320 UNIVERSITY EXECUTIVE PARK DRIVE
(No. and Street)

CHARLOTTE	NORTH CAROLINA	28262
(City)	(State)	(Zip code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY J. BAIN — (704) 333-7637
(Area Code-Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FAULKNER AND THOMPSON, P.A.
(Name-if individual, state, last, first, middle name)

226 NORTHPARK DRIVE, #110	ROCK HILL	SC	29730
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in U.S. or any of its possessions.

PROCESSED
MAR 2 0 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

PB 3/19

Oath or Affirmation

I, **Timothy J. Bain,** *swear* (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **JBS Liberty Securities, Inc.,** as of **December 31, 2007,** are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified as that of a customer.

Signature

PRESIDENT
Title

Subscribed and sworn to before me this
26th day of February, 2008.

Comm Expires 07/21/2010
Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Income (Loss).
X	(d)	Statement of Changes in Financial Condition.
X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	(g)	Computation of Net Capital.
	(h)	Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
	(i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3.
	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An Oath or Affirmation.
	(m)	A copy of the SIPC Supplemental Report.
X	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

Securities and Exchange Commission

Washington, D.C. 20549

Annual Audit Report

For the Seven Months Ended December 31, 2007

JBS Liberty Securities, Inc.

(Name of Respondent)

8320 University Executive Park Drive
Charlotte, North Carolina 28262

(Address of Principal Executive Office)

Timothy J. Bain

JBS Liberty Securities, Inc.
8320 University Executive Park Drive
Charlotte, North Carolina 28262

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

JBS LIBERTY SECURITIES, INC
REPORT ON AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

TABLE OF CONTENTS

Page

AUDITED FINANCIAL STATEMENTS

Report of Independent Auditors 1

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

SUPPLEMENTARY INFORMATION

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 9

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 10

FAULKNER AND THOMPSON, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT E. FAULKNER
T. DALE THOMPSON

CERTIFIED IN S.C. AND N.C.

226 NORTHPARK DRIVE, SUITE 110
POST OFFICE BOX 2456
ROCK HILL, SOUTH CAROLINA 29732
TELEPHONE: 803-324-3160
FACSIMILE: 803-324-2767

NORTH CAROLINA:
10800 SIKES PLACE, SUITE 300
CHARLOTTE, NORTH CAROLINA 28277
TELEPHONE: 704-541-6180
FACSIMILE: 704-846-3103

REPORT OF INDEPENDENT AUDITORS

To the Stockholder of
JBS Liberty Securities, Inc.

We have audited the accompanying statement of financial condition of JBS Liberty Securities, Inc. (the *Company*) as of December 31, 2007, and the related statements of income, changes in stockholder's equity and cash flows for the seven months then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JBS Liberty Securities, Inc. as of December 31, 2007 and the results of its operations and its cash flows for the seven months then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Faulkner & Thompson, P.A.

Rock Hill, South Carolina
February 25, 2008

JBS LIBERTY SECURTIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

ASSETS		
Cash and cash equivalents	$	61,468
Accounts receivable		30,728
Receivable from related parties, net		6,422
Prepaid expenses		12,468
Goodwill		78,750
Total assets	$	189,836

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	54,040
Deferred revenue		17,500
Total liabilities		71,540
STOCKHOLDER'S EQUITY		
Common stock; 100 shares issued, authorized and outstanding at no par value		-
Contributed capital		50,000
Retained earnings		68,296
		118,296
Total liabilities and stockholder's equity	$	189,836

The accompanying notes are an integral part of these financial statements.

JBS LIBERTY SECURITIES, INC.
STATEMENT OF INCOME
For the Seven Months Ended December 31, 2007

REVENUE	
Retail commissions	$ 393,922
Service fees	202,439
Total revenue	596,361
OPERATING EXPENSES	
Non-employee sales commissions	241,080
Employee compensation and benefits	161,481
Licenses and registration	60,817
Professional fees	30,744
Consulting services	24,375
Rent and occupancy	12,010
Travel and entertainment	8,065
Education	5,767
Miscellaneous expenses	5,156
Total operating expenses	549,495
Net operating income	46,866
OTHER INCOME	44,430
Net income before income taxes	91,296
PROVISION FOR INCOME TAXES	23,000
Net income	$ 68,296

The accompanying notes are an integral part of these financial statements.

JBS LIBERTY SECURITES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Seven Months Ended December 31, 2007

	Contributed Capital	Retained Earnings	Total
BALANCE AT BEGINNING OF PERIOD	$ -	$ -	$ -
Contributed capital	50,000	-	50,000
Net income for the seven months ended December 31, 2007	-	68,296	68,296
BALANCE AT DECEMBER 31, 2007	$ 50,000	$ 68,296	$ 118,296

The accompanying notes are an integral part of these financial statements.

JBS LIBERTY SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Seven Months Ended December 31, 2007

CASH FLOW FROM OPERATING ACTIVITIES	
Net income	$ 68,296
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in goodwill from acquisition, non-cash	(78,750)
Increase in deferred revenue from acquisition, non-cash	17,500
Changes in operating assets and liabilities:	
Increase in receivables	(30,728)
Increase in prepaid expenses	(12,468)
Increase in receivable from related parties	(6,422)
Increase in accounts payable and accrued expenses	54,040
Net cash provided by operating activities	11,468
CASH FLOW FROM INVESTING ACTIVITIES	
Capital contributions	50,000
Net cash provided by investing activities	50,000
Increase in cash	61,468
CASH, BEGINNING OF PERIOD	-
CASH, END OF PERIOD	$ 61,468

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

JBS Liberty Securities, Inc. (the *Company*) is registered as a broker-dealer with the Securities and Exchange Commission (*SEC*) and is a member of the Financial Industry Regulatory Authority (FINRA) formerly the National Association of Securities Dealers, Inc. (*NASD*). Effective June 1, 2007, the Company was sold thus effecting a one hundred percent change in ownership. These financial statements reflect the operations of the new ownership. On the date of acquisition, goodwill was recorded to reflect the difference between the consideration given for the Company's common stock and the fair value of the Company's net assets. On June 15, 2007, the name of the corporation was changed from RBC Centura Securities, Inc. to JBS Liberty Securities, Inc. The Company is a North Carolina corporation that is a wholly owned subsidiary of Synergy Holding Group, Inc.

The Company's primary source of revenue is derived from providing brokerage services and electronic trading facilities to customers who are predominantly middle and upper income individuals and small and middle-market businesses. The Company maintains no cash or securities for its customers nor does it carry or clear transactions for its customers. The Company clears all of its customer transactions through other broker-dealers on a fully disclosed basis.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company defines cash equivalents as all highly liquid investments with an original maturity of three months or less.

Securities Transactions

Securities transactions, commission revenue and commission expenses are recorded on a trade-date basis. Unrealized gains and losses on securities transactions, if any, are included in riskless principal transactions in the statement of income. Marketable securities are recorded at market value.

Receivables from Brokers or Dealers

Receivables from brokers or dealers are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off all balances when amounts are deemed uncollectible.

Goodwill

Goodwill is not amortized but is tested for impairment on at least an annual basis. Impairment testing is required more often than annually if an event or circumstance indicates that an impairment or decline in value may have occurred.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Income Taxes

Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, requires a company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in a company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if there is uncertainty regarding their realization.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – INCOME TAXES

JBS Liberty Securities, Inc. recognizes income tax expense at the applicable Federal and state income tax rates.

At December 31, 2007, the Company recorded no deferred tax liabilities or assets as there are currently no material differences between the tax basis and financial statement carrying amounts of its assets and liabilities. Income tax expense for the seven months ending December 31, 2007 is as follows:

State income taxes	$ 6,000
Federal income taxes	17,000
Total income taxes	$ 23,000

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company reimburses a related party for management fees and a portion of its operating expenses. During the seven months ended December 31, 2007, the Company paid approximately $183,336 for management, certain employee-related and other operating costs.

At December 31, 2007, net amounts due from related parties, on demand, amounted to $6,422.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these financial statements, to its clearing broker, who maintains the customer accounts and clears the customer transactions. Additionally, this clearing broker provides the clearing and depository operations for the Company's proprietary securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the customers do not fulfill their obligations with the clearing broker, as the Company has agreed to indemnify the clearing broker for any resulting losses.

The Company performs ongoing credit evaluations of its customers' financial condition as part of the lending process. No single customer accounts for greater than one percent of total revenue.

NOTE 5 – CONTINGENCIES AND COMMITMENTS

In some instances, the Company can be held liable for trades that have not been closed by certain company representatives. However, management believes the likelihood of such an occurrence is remote, and accordingly, no provision has been recorded in these financial statements.

The Company is currently involved in a litigation alleging a former employee of the Company caused a customer to incur financial losses. The Company is fully indemnified, including legal fees, from any loss related to this matter by the Company's previous owners. Management expects to incur no costs related to this litigation and, accordingly, no provision for loss has been recorded.

NOTE 6 – NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) not exceed 15 to 1.

At December 31, 2007, the Company had net capital (as defined) of $8,679, which exceeded the minimum net capital requirements by $3,679. The Company's ratio of aggregate indebtedness to net capital was 6 to 1 at December 31, 2007.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2007

JBS LIBERTY SECURITIES, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2007

Net Capital		
Total shareholder's equity	$	118,296
Deductions and/or charges:		
Nonallowable assets:		
Goodwill	(	78,750)
Receivables from related parties	(	6,682)
Other allowable credits:		
Other assets	(	41,685)
Deferred revenue		17,500
Net capital	$	8,679
Aggregate Indebtedness		
Items included in the statement of financial condition:		
Accounts payable, accrued expenses and other liabilities	$	54,301
Aggregate indebtedness	$	54,301
Computation of Basic Net Capital Requirements		
6-2/3% of aggregate indebtedness	$	3,620
Minimum Net Capital Requirement	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	3,679
Percentage of Aggregate Indebtedness to Net Capital		626%
Excess Net Capital at 1000%	$	3,249
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2007)		
Net capital as reported in Company's Part II (unaudited) FOCUS Report	$	14,178
Audit adjustment to cash	(	50)
Audit adjustment to taxes payable	(	23,000)
Audit adjustment to accounts payable and accrued expenses		17,551
Net capital per above	$	8,679

FAULKNER AND THOMPSON, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT E. FAULKNER
T. DALE THOMPSON

CERTIFIED IN S.C. AND N.C.

226 NORTHPARK DRIVE, SUITE 110
POST OFFICE BOX 2456
ROCK HILL, SOUTH CAROLINA 29732
TELEPHONE: 803-324-3160
FACSIMILE: 803-324-2767

NORTH CAROLINA:
10800 SIKES PLACE, SUITE 300
CHARLOTTE, NORTH CAROLINA 28277
TELEPHONE: 704-541-6180
FACSIMILE: 704-846-3103

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of
JBS Liberty Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of JBS Liberty Securities, Inc. (the *Company*) as of and for the seven months ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (*SEC*), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures , as described in the second paragraph, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Faulkner & Thompson, P.A.

Rock Hill, South Carolina
February 25, 2008

END